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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F X    Form 40-F
                                  ---             ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes            No X
                                  ---           ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes          No X
                                   ---         ---

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes           No X
                                  ---          ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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     ENDESA INVESTED EURO 1.055 BILLION IN ITS SPANISH DISTRIBUTION NETWORK,
                REPRESENTING A 51% INCREASE OVER THE PRIOR YEAR

     o This amount represents 61.4% of total investment in transmission and distribution by the entire Spanish electricity sector in 2004.

     o The sharp increase in investment in distribution reflects ENDESA's plans for enhancing its electricity distribution networks in Andalusia, via the Alborada Plan and in Catalonia, via the Tramuntana Plan, as well as a series of initiatives in Aragon and in the Balearic and Canary Islands.

     o 77.3% of the Company's investment in the Spanish electricity distribution sector went to Catalonia (euro 409 million) and Andalusia (euro 407 million), amounts which correspond to the size of these respective markets.

     o The greatest increase in investment (98.5%) was registered in Andalusia.

     o Investment grew 46.9% in the Canary Islands, 36.5% in the Balearic Islands, 29.8% in Catalonia, where investment has also increased significantly in previous years, and 24.7% in Aragon.

     o These investment projects are part of Endesa's ongoing commitment to enhancing and extending its Spanish distribution network, in which it has invested euro 2.970 billion between 1999 and 2003.

New York, February 8th, 2005.- In 2004, ENDESA (NYSE:ELE) invested 51.1% more in the development and enhancement of its Spanish electricity distribution network and infrastructure than the previous year.

According to provisional data, the Company invested euro 1.055 billion in the Spanish electricity sector in 2004, up significantly from euro 698 million in 2003.

This amount represents 61.4% of total investment in transmission and distribution by the entire Spanish electricity sector in 2004.

This investment was distributed among the markets the Company supplies in Spain in accordance with each region's size and specific requirements for enhancement and expansion.

In accordance with the above criteria, investment grew 98.5% in Andalusia, 46.9% in the Canary Islands, 36.5% in the Balearic Islands, 29.8% in Catalonia and by 24.7% in Aragon in 2004 as compared with 2003.

This capital expenditure, part of ENDESA's commitment to providing excellent service quality, was focused primarily on Catalonia and Andalusia, where euro 409 and euro 407 million was spent, respectively, representing together 77.3% of all investment by the Company in distribution. Investment totalled euro 96 million in Aragon, euro 71 million in the Balearic Islands, and euro 72 million in the Canary Islands.

The sharp annual increase in investment in distribution reflects in large part ENDESA's plans for enhancing its electricity distribution networks in Andalusia, via the Alborada Plan and in Catalonia, via the Tramuntana Plan, as well as a series of initiatives in Aragon and in the Balearic and Canary Islands.

The Alborada Plan, which contemplates total investment of euro 1.048 billion between 2004 and 2005, is being carried out in co-ordination with the Andalusian regional government and in accordance with the strategic objectives of the Energy Plan for Andalusia.

ENDESA's investment plan entails, among other initiatives, the installation of 74 substations, the erection of almost 1,878 kilometres of high-voltage and 4,250 kilometres of medium-voltage lines, 1,400 remote controls and the creation of 9,600 new transformation centres.

The Tramuntana Plan, the priority of which, just like the Alborada Plan, is to further guarantee the continuity of electricity supply and service quality, entails, among other initiatives, the installation of 39 new substations, the erection of 150 kilometres of aerial and 50 kilometres of underground high-voltage lines.

In addition to new infrastructure, there were a number of projects aimed at improving supply quality by means of technological upgrade and renewal of existing installations and network remote controls, which will also result in cost savings. Other initiatives are focused on optimising the networks' environmental impact and the development of various plans for rural electrification backed by the respective local governments and Community funding.

These investment projects are part of Endesa's ongoing commitment to enhancing and extending its Spanish distribution network, in which it has invested euro 2.970 billion between 1999 and 2003, according to figures from UNESA.

Project highlights

The following section outlines highlights of the Company's 2004 distribution expansion and enhancement investment program in each of its Spanish service regions:

* In Catalonia, in addition to completing additional 200 kV of infrastructure around the mouth of the Besos river in the city of Barcelona, we highlight the new Mata and Vilanova installations with 220 kV insulation technology, new 220 kV underground lines at Besos-Mata and Besos-Vilanova, in the capital city's ring, the new 220kV substation at Riera de Caldes, with 220/25 kV transmission, and the 220 kV insulation technology at the Roca substation.

In addition, new 110kV substations were built at Iluro and Garraf 110 kV;
the installation of 400 kV capacity is planned at the latter substation as well as 400/110 kV transmission; new 220 kV MV transformers were installed at Franqueses, and transformer capacity was expanded at the Tordera, Castellbisbal, Olot, Vielha, Juia, Llanca, Juneda, Palau, Xerta, Seros and Buixalleu substations.

Other initiatives include the 110 kV Iluro-Mataro underground line, the elimination of T connections at Vic and La Roca and the uncoupling of the Vic-Ripoll-Olot 132 kV line.

Finally, 668 new points were added to the remote control system as part of the control plan for the medium-tension network, bringing the total number of points controlled remotely in Catalonia to 1,707.

* In Andalusia, in addition to the already mentioned Alborada Plan launch and the capacity increase at the Seville city ring from 50kV to 66 kV, we highlight the new substations at Facinas 220/66 kV and El Toyo 132/20 kV, new 220/66 kV transformers at the Alvarado, Cuervo, Lancha, Alhaurin, Orgiva, Gabias and Casares substations and the new 220/132 kV transformer at Santa Marina.

In addition, the HV/HV transformer at the Atarfe, Puente Nuevo, Dos
Hermanas, Empalme, Santa Elvira, Los Montes and Puerto Rea substations was expanded, where the 220 kV facility was also reformed, new 66 kV/MV substations came on line in Espaldillas, Mancha Real and Gualchos, as did a new 66 kV facility in Alvarado. Highlights among work carried out on lines include the elimination of the T connection at the Rincon de la Victoria substation, the second circuit between Osuna and Villanueva del Rey, the second circuit on the Osuna - Villanueva del Rey line, the double circuit at Centenario - Tablada and the Balboa-Zafra line, all 66 kV lines.
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* Of particular note in the Balearic Islands is the 66/15 kV transformer expansion at the Coliseo, Cala Millor, Inca, Arenal, Marratxi and Son Molines substations, and the operation of new 220kV coupling positions at the Llubi and Son Orlandis substations.

* Of note among investment in the Canary Islands, is the new 66/20 kV substation at Los Olivos and the start up of the new HV line between the Buenos Aires - Base Naval-Dique del Este substations in Tenerife; the laying of a new 60 MVA submarine cable between the islands of Lanzarote and Fuerteventura; the expansion of the HV/MV transformer at the El Tablero, Guanarteme and Cinsa (Gran Canary Island), Punta Grande (Lanzarote), Geneto (Tenerife) and Los Guinchos (La Palma) substations.

In addition, a thermo-graphic study was carried out from the air of the archipelago's entire transmission network, the first time this technology has been used in the Canary Islands. A new control centre was also installed in the capital of Gran Canary Island.

* Highlights in Aragon include the start up of the PLAZA 220/132/45/15 kV substation and the Logistica 45/15 kV substation to feed the Zaragoza Logistics Platform, the new Monegros 110/25 kV and Valdeconejo 132/15 kV substations and the work continued on developing the necessary facilities for the wind generation evacuation facilities included in the Plan de Evacuacion de Regimen Especial de Aragon (PEREA), the Aragon Special Regime Evacuation Plan, including the Jalon and Fuendetodos 220 kV substations.

In addition, a 30 MVA 220/66 kV transformer was installed at Mequinenza, a 40 MVA 132/45 kV transformer was installed at Azaila and tranmission was increased from 45 kV to MV at the Calatayud, Torrero, Huesca Este, San Mateo, Paraiso, Epila, Cuarte and La Joyosa substations. The feed was also reinforced at the latter two substations by the new 45kV Maria-Cuarte 45 kV line and the input and output on said line of the 45kV Los Leones-Figueruelas line.

       For additional information please contact David Raya, North America
               Investor Relations Office, telephone # 212 750 7200
                              http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ENDESA, S.A.

Dated: February 8th, 2005         By: /s/ David Raya
                                      ------------------------------------------
                                Name: David Raya
                               Title: Manager of North America Investor
                                      Relations